Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

	Three months ended		Nine months ended
(In thousands of United States Dollars except for shares and per share	September 30,	September 30,	September 30,	September 30,
amounts, unaudited)	2012	2011	2012	2011
Revenue	$611,807	$555,211	$1,707,257	$1,604,571
Cost of sales excluding depletion, depreciation and amortization	(231,660)	(189,429)	(624,526)	(538,308)
Gross margin	380,147	365,782	1,082,731	1,066,263
Depletion, depreciation and amortization	(100,989)	(93,619)	(283,544)	(263,148)
Mine operating earnings	279,158	272,163	799,187	803,115

Expenses
General and administrative	(37,241)	(27,470)	(106,859)	(89,038)
Exploration	(15,336)	(7,741)	(42,909)	(23,318)
Equity earnings from associate (Note 9)	20,644	9,425	32,496	37,750
Other operating expenses	(26,616)	(16,601)	(82,647)	(31,393)
Operating earnings	220,609	229,776	599,268	697,116
Finance income (Note 18)	988	3,954	2,695	12,566
Finance expense (Note 18)	(15,934)	(35,579)	(49,235)	(44,660)
Net finance expense	(14,946)	(31,625)	(46,540)	(32,094)
Earnings before taxes	205,663	198,151	552,728	665,022
Income tax expense (Note 21)	(145,698)	(82,384)	(279,826)	(206,326)
Net earnings	$59,965	$115,767	$272,902	$458,696

Net earnings attributable to:
Equity shareholders	$59,965	$115,767	$272,902	$458,696

Net earnings per share
Basic	$0.08	$0.16	$0.37	$0.62
Diluted	$0.08	$0.16	$0.36	$0.62

Weighted average number of shares outstanding (Note 14(b))
Basic	748,529	745,593	746,858	744,240
Diluted	750,095	747,033	748,302	745,723

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(In thousands of United States Dollars, unaudited)	2012	2011	2012	2011
Net earnings	$59,965	$115,767	$272,902	$458,696
Other comprehensive income (loss), net of taxes (Note 15)	9,378	(93,991)	2,916	(154,692)
Total comprehensive income	69,343	21,776	275,818	304,004
Total comprehensive income attributable to:
Equity shareholders	69,343	21,776	275,818	304,004

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(In thousands of United States Dollar, unaudited)	2012	2011	2012	2011
Operating activities
Earnings before taxes	$205,663	$198,151	$552,728	$665,022
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	100,989	93,619	283,544	263,148
Share-based payments (Note 16)	9,878	6,628	22,207	13,899
Decommissioning, restoration and similar liabilities paid	(766)	(1,476)	(2,244)	(3,345)
Equity earnings from associate (Note 9)	(20,644)	(9,425)	(32,496)	(37,750)
Cash distributions from associate (Note 9)	—	375	—	27,361
Finance income (Note 18)	(988)	(3,954)	(2,695)	(12,566)
Finance expense (Note 18)	15,934	35,579	49,235	44,660
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(13,474)	44,028	(20,265)	74,459
Income taxes paid	(34,078)	(36,750)	(181,590)	(108,324)
Loss on sale of available-for-sale securities	9,432	—	5,508	—
Impairment of assets	7,031	437	63,112	3,168
Other non-cash operating expenses	6,719	3,310	9,839	16,207
Cash flows generated from operations before non-cash working capital	285,696	330,522	746,883	945,939
Net change in non-cash working capital (Note 22(b))	77,363	11,746	43,294	(59,007)
Cash flows from operating activities	$363,059	$342,268	$790,177	$886,932
Investing activities

Acquisition of property, plant and equipment (Note 8)	$(649,034)	$(231,258)	$(1,168,488)	$(540,832)
Proceeds from option on mineral property (Note 8)	20,034	20,000	20,034	30,000
Proceeds on disposition of mineral interests	—	—	244	6,434
Realized derivative proceeds	—	6,006	—	1,626
Acquisition of other long-term assets	—	—	—	(19,135)
Interest income received	594	2,566	1,759	7,536
Other assets and investments	9,272	(8,157)	23,965	(8,663)

Cash flows to investing activities	$(619,134)	$(210,843)	$(1,122,486)	$(523,034)
Financing activities
Issue of common shares upon exercise of options and warrants	$2,902	$499	$3,494	$34,914
Dividends paid (Note 14(c))	(40,931)	(22,400)	(119,086)	(66,600)
Interest and other finance expenses paid	(4,649)	(8,513)	(25,910)	(25,113)
Repayment of notes payable and long-term liabilities (Note 13)	—	(30,000)	(167,632)	(55,000)
Proceeds of notes payable and long-term liabilities (Note 13)	—	—	500,000	—
Cash flows from financing activities	$(42,678)	(60,414)	$190,866	$(111,799)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	288	(21,385)	(8,576)	(12,108)
(Decrease) increase in cash and cash equivalents	$(298,465)	$49,626	$(150,019)	$239,991
Cash and cash equivalents, beginning of period	698,884	520,863	550,438	330,498
Cash and cash equivalents, end of period	$400,419	$570,489	$400,419	$570,489
Cash and cash equivalents are comprised of the following:
Cash at bank	$334,531	$318,079	$334,531	$318,079
Bank term deposits	$65,888	$252,410	$65,888	$252,410
Total	$400,419	$570,489	$400,419	$570,489

Supplementary cash flow information (Note 22).

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

AS AT

	September 30,	December 31,
(In thousands of United States Dollars, unaudited)	2012	2011
Assets
Current assets:
Cash and cash equivalents	$400,419	$550,438
Trade and other receivables	228,399	206,101
Inventories (Note 5)	192,662	163,421
Other financial assets (Note 6)	57,544	112,486
Other assets (Note 7)	72,235	70,206
	951,259	1,102,652
Non-current assets:
Property, plant and equipment (Note 8)	9,974,784	9,044,094
Investment in associates (Note 9)	201,598	169,102
Investments (Note 10)	23,758	81,353
Other financial assets (Note 6)	123,638	128,734
Deferred tax assets	138,471	156,785
Goodwill and intangibles	69,841	70,682
Other assets (Note 7)	12,568	16,538
Total assets	$11,495,917	$10,769,940

Liabilities
Current liabilities:
Trade and other payables	$422,650	$358,198
Income taxes payable	66,252	129,528
Other financial liabilities (Note 11)	12,397	1,545
Other provisions and liabilities (Note 12)	18,104	5,360
	519,403	494,631
Non-current liabilities:
Long-term debt (Note 13)	765,683	431,769
Decommissioning, restoration and similar liabilities	180,976	178,526
Deferred tax liabilities	2,101,430	2,000,848
Other financial liabilities (Note 11)	96,858	69,867
Other provisions and liabilities (Note 12)	103,139	102,776
Total liabilities	$3,767,489	$3,278,417

Equity
Share capital (Note 14)
Issued and outstanding 751,463,720 common shares (December 31, 2011 - 745,774,300 shares)	6,295,038	6,209,136
Reserves (Note 15(b))	3,513	(5,280)
Retained earnings	1,383,077	1,240,867
Equity attributable to Yamana shareholders	$7,681,628	$7,444,723
Non-controlling interest (Note 17)	46,800	46,800
Total equity	7,728,428	7,491,523
Total equity and liabilities	$11,495,917	$10,769,940

Contractual commitments and contingencies (Notes 24 and 25).

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In thousands of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity

Balance at January 1, 2011	$6,151,423	$30,196	$37,590	$12,137	$79,923	$808,125	$7,039,471	$46,800	$7,086,271
Net earnings	—	—	—	—	—	458,696	458,696	—	458,696
Other comprehensive income, net of income tax (Note 15(a))	—	—	(28,839)	(125,853)	(154,692)	—	(154,692)	—	(154,692)
Transactions with owners
Exercise of stock options and share appreciation (Note 16(a))	50,207	(15,293)	—	—	(15,293)	—	34,914	—	34,914
Issued on vesting of restricted share units (Note 16(c))	6,398	(6,398)	—	—	(6,398)	—	—	—	—
Share options and restricted share units (Note 16(a)(c))	—	6,997		—	6,997	—	6,997	—	6,997
Dividends (Note 14(c))	—	—	—	—	—	(78,340)	(78,340)	—	(78,340)
Balance at September 30, 2011	$6,208,028	$15,502	$8,751	$(113,716)	$(89,463)	$1,188,481	$7,307,046	$46,800	$7,353,846

Balance at January 1, 2012	6,209,136	16,767	(6,091)	(15,956)	(5,280)	1,240,867	7,444,723	46,800	7,491,523
Net earnings	—	—	—	—	—	272,902	272,902	—	272,902
Other comprehensive income, net of income tax (Note 15(a))	—	—	(7,974)	10,890	2,916	—	2,916	—	2,916
Transactions with owners
Exercise of stock options and share appreciation (Note 16(a))	4,665	(1,171)	—		(1,171)	—	3,494	—	3,494
Issued on vesting of restricted share units (Note 16(c))	6,840	(6,840)			(6,840)	—	—		—
Restricted share units (Note 16(a)(c))	—	10,304	—	—	10,304	—	10,304	—	10,304
Issued on acquisition of mineral interest (Note 4(a))	74,397	3,584			3,584	—	77,981	—	77,981
Dividends (Note 14(c))	—	—	—	—	—	(130,692)	(130,692)	—	(130,692)
Balance at September 30, 2012	$6,295,038	$22,644	$(14,065)	$(5,066)	$3,513	$1,383,077	$7,681,628	$46,800	$7,728,428

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 (WITH COMPARATIVES AS AT DECEMBER 31, 2011 AND THREE- AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.             NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The Condensed Consolidated Interim Financial Statements of the Company as at and for the period ended September 30, 2012 comprise the Company, its subsidiaries, the Company’s interest in its associate and its jointly controlled entity.

The Company’s net earnings and operating cash flows for the period result from operations in Brazil, Chile, Argentina and Mexico. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, metal prices, exchange rates, inflation rates, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  The Company seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.             BASIS OF CONSOLIDATION AND PRESENTATION

(a)                                 STATEMENT OF COMPLIANCE

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s 2011 Consolidated Annual Financial Statements.

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on October 29, 2012.

(b)                                 BASIS OF PREPARATION AND PRESENTATION

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the Condensed Consolidated Interim Balance Sheet which are measured at fair value:

•                Derivative financial instruments

•                Financial instruments at fair value through profit or loss

•                Available-for-sale financial assets

•                Liabilities for cash-settled share-based payment arrangements

The Condensed Consolidated Interim Financial Statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c)                                  BASIS OF CONSOLIDATION

The Condensed Consolidated Interim Financial Statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 17). All inter-company transactions and balances are eliminated on consolidation.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Annual Financial Statements include the Company’s proportionate share of its 50% interest in Aguas Frias S.A’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The Consolidated Annual Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associates are not eliminated in the 2011 Consolidated Annual Financial Statements.

The Company does not have any material off-balance sheet arrangements.

3.             RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable to the Company have been excluded from those described below. These recent accounting pronouncements should be read in conjunction with the Company’s 2011 Consolidated Annual Financial Statements as there has been no change from last year.

(a)         The following four new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. The Company does not plan to early adopt the following standards. The Company is assessing the impact of the implementation of these standards on the Company’s 2011 Consolidated Annual Financial Statements.

(i)                                    IFRS 10 Consolidated Financial Statements

(ii)                                IFRS 11 Joint Arrangements

(iii)                            IFRS 12 Disclosure of Interests in Other Entities

(iv)                              IAS 28 Investments in Associates and Joint Ventures

(b)         IFRS 13 Fair Value Measurement

(c)          IAS 1 Presentation of Financial Statements

(d)         IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

(e)          IFRS 9 Financial Instruments

4.             ACQUISITION OF MINERAL INTERESTS

(a)           Acquisition of Extorre Gold Mines Limited

On August 22, 2012 the Company acquired all the issued and outstanding common shares of Extorre Gold Mines Limited (“Extorre”).  Extorre is a mining company with exploration and development stage precious metals projects, the most advanced of which is its Cerro Moro project, a high grade, gold silver deposit with approximately 1.36 million ounces of gold equivalent indicated mineral resources and 1.05 million ounces of gold equivalent inferred mineral resources, located in the province of Santa Cruz in Argentina.

Under the terms of the Agreement, each Extorre shareholder received $4.28 per share comprised of $3.50 in cash and 0.0467 of a Yamana common share for each Extorre common share held. Total consideration paid was approximately $450.9 million comprised of 4.7 million common shares, transaction costs and issued options.  The purchase price was determined using the share price of $15.95 per share for Yamana stock as at August 21, 2012.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities.  The transactions did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and process that constitute a business were not identified.  The purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition.

Total consideration paid of $450.9 million was calculated as follows:

Cash	$363,889
Issue of Yamana common shares	74,397
Fair value of stock options assumed	3,584
Transaction costs	9,069
Purchase consideration	$450,939

The preliminary purchase price allocation is as follows:

Current assets net of current liabilities	$12,155
Mineral properties	438,784
Net identifiable assets	$450,939

The fair value of Yamana options has been estimated using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	o.4%
Expected volatility	36%
Risk-free interest rate	1.21%
Expected life	0.23 - 4.65 years
Forfeitures	Nil

(b)           Acquisitions of Mineral Interests in Mexico and Brazil

During the quarter ended June 2012, the Company acquired the outstanding shares of two companies, which held additional mineral interests in Mexico and Brazil, which include a high-grade vein system located in the State of Sonora, Mexico, 120 kilometres south of the U.S. broder and 65 kilometres northeast of the Company’s new Mercedes Mine, and the mining rights and exploration licenses in relation to areas near the Company’s Chapada Mine along the south west trend of Corpo Sul, located in the State of Goias, Brazil.

The acquisitions were accounted for as purchases of assets and the assumption of liabilities by the Company. The transactions did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified.  Total consideration transferred was $37.7 million, which was comprised of cash consideration of $17.7 million, return of shares and share purchase warrants of $0.5 million and deferred consideration of $19.5 million.  The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition, using a weighted average cost of capital of 5.0% to discount future cash consideration.  A value of $23.9 million was allocated to tangible exploration and evaluation assets for the mineral interests in Mexico, and $13.8 million for the mineral interests in Brazil.

5.             INVENTORIES

	September 30,	December 31,
	2012	2011
Product inventories	$29,353	$26,278
Metal in circuit and gold in process	31,928	34,239
Ore stockpiles	56,213	43,935
Material and supplies	75,168	58,969
	$192,662	$163,421

The amount of inventories recognized as an expense during the three and nine-month periods ended September 30, 2012, was $231.7 million and $624.5 million respectively (September 30, 2011 - $189.4 million and $538.3 million, respectively) and is included in cost of sales.

6.             OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2012	2011
Tax credits receivable (i)	$165,068	$216,859
Deferred consideration receivable	10,000	10,000
Derivative related assets (Note 20(a))	1,858	9,629
Other	4,256	4,732
	$181,182	$241,220

Current	57,544	112,486
Non-current	123,638	128,734
	$181,182	$241,220

(i)            Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax.

7.             OTHER ASSETS

	September 30,	December 31,
	2012	2011
Advances and deposits	51,888	57,880
Other long-term advances	11,685	15,921
Income taxes receivable	13,712	5,406
Other	7,518	7,537
	$84,803	$86,744

Current	72,235	70,206
Non-current	12,568	16,538
	$84,803	$86,744

8.             PROPERTY, PLANT AND EQUIPMENT

	Depletable producing properties (i)	Land, building, plant & equipment (ii)	Assets under construction (iii)(iv)	Tangible exploration & evaluation assets	Total
Cost, January 1, 2011	$2,869,090	$1,172,651	$94,505	$5,298,298	$9,434,544

Additions	207,418	160,834	312,773	141,198	822,223
Transfers and other non-cash movements	(32,413)	9,491	22,032	(48,301)	(49,191)
Change in decommissioning, restoration & similar liabilities and effect of foreign currency exchange differences	36,188	3	—	(63)	36,128
Disposals	(89)	(8,274)	(59)	(1,634)	(10,056)
Cost, December 31, 2011	$3,080,194	$1,334,705	$429,251	$5,389,498	$10,233,648
Additions	208,868	145,110	310,686	566,583	1,231,247
Transfers and other non-cash movements	189,443	142,085	(194,490)	(121,183)	15,855
Change in decommissioning, restoration & similar liabilities and effect of foreign currency exchange differences	(3,973)	5	—	(893)	(4,861)
Disposals	—	(306)	—	(20,010)	(20,316)
Cost, September 30, 2012	$3,474,532	$1,621,599	$545,447	$5,813,995	$11,455,573

Accumulated depreciation and impairment, January 1, 2011	$548,834	$273,629	$—	$—	$822,463
Depreciation for the period	251,685	118,169	—	—	369,854
Impairment charges	—	764			764
Disposals	—	(3,151)	—	—	(3,151)
Transfers and other non-cash movements	—	(376)	—	—	(376)
Accumulated depreciation and impairment, December 31, 2011	$800,519	$389,035	$—	$—	$1,189,554
Depreciation for the period	184,586	99,207	—	—	283,793
Impairment charges	200	7,242	—	—	7,442
Accumulated depreciation and impairment, September 30, 2012	$985,305	$495,484	$—	$—	$1,480,789

Carrying value, December 31, 2011	$2,279,675	$945,670	$429,251	$5,389,498	$9,044,094
Carrying value, September 30, 2012	$2,489,227	$1,126,115	$545,447	$5,813,995	$9,974,784

(i)        The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	Nine months ended	Year Ended
	September 30,	December 31,
	2012	2011
Balance, beginning of the period	$76,801	$51,607
Additions	31,644	27,951
Amortization	(2,788)	(2,757)
Balance, end of period	$105,657	$76,801

(ii)        Included in land, building, plant and equipment is $63.9 million of land properties which are not subject to depreciation (December 31, 2011 - $40.5 million).

(iii)    During the three and nine-month periods ended September 30, 2012, the Company capitalized $8.6 million and $22.6 million, respectively (September 30, 2011 - $5.9 million and $12.0 million, respectively) of interest costs for assets under construction. A weighted average capitalization rate of 5.5% (December 31, 2011 — 7.1%) was used to determine the amount of borrowing costs eligible for capitalization.

(iv)      The Company commissioned Mercedes on February 1, 2012 upon achieving sustainable levels of operations based on qualitative and quantitative factors based on our policy as described in Note 4, Critical Judgements and Estimation Uncertainties in the 2011 Consolidated Annual Financial Statements. At that date, all related capitalized items have been reclassified to depletable producing properties and land, building, plant and equipment, and its financial results were incorporated into the consolidated financial results. During the nine months ended September 30, 2012, the Company capitalized $1.1 million (December 31, 2011 - $8.8 million) of interest costs for assets under construction related to Mercedes all of which was reclassified to depletable producing properties.

In March 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire Agua Rica, which is 100% Yamana owned, the terms of the agreement provides for the Company to receive from Xstrata and Goldcorp a combination of initial payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction and $50 million upon achieving commercial production. In addition, the Company would receive a deferred consideration revenue stream, which would allow Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project. The Company received a $30 million payment for the option in the period year ended December 31, 2011 which was recorded against the value of the mineral property. In the quarter ended September 30, 2012, the Company received another payment of $20.0 million which was also recorded against the value of the mineral property.

9.             INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition.

Summarized financial information is as follows:

	September 30,	December 31,
	2012	2011
Total assets	$1,362,321	$999,282
Total liabilities	412,550	404,576
Net assets	$949,771	$594,706
Company’s share of net assets of associate (12.5%)	$118,721	$74,338

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Company’s share of total revenues (12.5%) for the period	$85,304	$42,068	$142,089	$144,523
Company’s share of earnings (12.5%) for the period	$20,644	$9,425	$32,496	$37,750

	Nine months ended	Year ended
	September 30,	December 31,
	2012	2011
Balance, beginning of the period	$169,102	$201,585
Equity in earnings	32,496	39,019
Cash distributions	—	(71,502)
Balance, end of period	$201,598	$169,102

10.          INVESTMENTS

			September 30,				December 31,
			2012				2011
Available-for-sale Securities	% (i)	Cost	Fair Value	Cumulative losses in AOCI	% (i)	Cost	Fair Value	Cumulative losses in AOCI
Aura Minerals Inc. (“Aura”)	19.2%	$158,777	$18,717	$—	19.2%	$158,777	$53,578	$(12,599)
Other		10,107	5,041	(5,066)		31,132	27,775	(3,357)
Total		$168,884	$23,758	$(5,066)		$189,909	$81,353	(15,956)

(i)            % ownership on an undiluted basis.

Available-for-sale (“AFS”) financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

11.          OTHER FINANCIAL LIABILITIES

	September 30,	December 31,
	2012	2011
Derivative related liabilities (Note 20(a))	$22,445	$20,629
Royalty payable (i)	15,239	14,636
Severance accrual	16,505	13,529
Deferred Share Units liability (Note 16(b))	35,181	22,225
Deferred consideration on acquisition of mineral interests (Note 4(b))	19,492	—
Other	393	393
	$109,255	$71,412

Current	12,397	1,545
Non-current	96,858	69,867
	$109,255	$71,412

(i)                The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

12.          OTHER PROVISIONS AND LIABILITIES

	September 30,	December 31,
	2012	2011
Withholding taxes (i)	$81,170	$81,252
Provision for silicosis (ii)	11,301	14,024
Other liabilities	28,772	12,860
	$121,243	$108,136

Current	18,104	5,360
Non-current	103,139	102,776
	$121,243	$108,136

(i)                The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.2 million (December 31, 2011 - $81.3 million) have been accrued on the assumption that the profits will be repatriated.

(ii)            Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $11.3 million as at September 30, 2012 (December 31, 2011 - $14.0 million). The decrease of $2.7 million in the year relates to a decrease in the expected amount of future payment and also the impact of the foreign exchange rate of this Brazilian-Real denominated liability. There were no payments made during the year.

13.          LONG-TERM DEBT

	September 30,	December 31,
	2012	2011
$270 million senior debt notes (a)	$269,120	$268,822
$500 million senior debt notes (b)	496,563	—
$750 million revolving facility (c)	—	162,947
Long-term portion (i)	$765,683	$431,769

(i)            Balances are net of transaction costs of $4.3 million net of amortization (December 31, 2011 - $5.9 million).

(a)                     Senior debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•      Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•      Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•      Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(b)                     On March 23, 2012, the Company issued senior debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•      Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•      Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•      Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•      Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(c)                      The revolving facility has a credit limit of $750.0 million.  The following summarizes the terms in respect to this facility as at September 30, 2012:

•                  The credit facility is unsecured and has a maturity date of February 28, 2017.

•                  Amounts drawn bear interest at a rate of LIBOR plus 1.5% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•                  Undrawn amounts are subject to a commitment fee of 0.34% to 0.62% per annum depending upon the Company’s leverage ratio.

The following is a schedule of long-term debt principal repayments:

Senior debt notes
2012	$—
2013	—
2014	15,000
2015	—
2016	73,500
2017 and thereafter	681,500
$770,000

14.          SHARE CAPITAL

(a)                                  COMMON SHARES ISSUED AND OUTSTANDING

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding as at September 30, 2012 (2011: none).

	September 30,		September 30,
	2012		2011
	Number of		Number of
Issued and fully paid - 751,463,720 common shares	common shares		common shares
(December 31, 2011 - 745,774,300 shares):	(000’s)	Amount	(000’s)	Amount
Balance, beginning of period	745,774	$6,209,136	741,362	$6,151,423
Exercise of options and share appreciation rights (i)	379	4,665	3,725	50,207
Issued on vesting of restricted share units (Note 16(c))	648	6,840	569	6,398
Issued on acquisition of mineral interests (Note 4)	4,663	74,397	—	—
Balance, end of period	751,464	$6,295,038	745,656	$6,208,028

(i)            During the period ended September 30, 2012, the Company issued 4.9 million shares (September 30, 2011 - 3.7 million shares) to optionees on the exercise of their share options for cash proceeds of $nil (September 30, 2011 - $34.9 million). Previously recognized stock-based compensation in the amount of $3.8 million (September 30, 2011 — $15.3 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(b)                                  WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING FOR EARNINGS PER SHARE CALCULATION

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Weighted average number of common shares	748,529	745,593	746,858	744,240
Weighted average number of dilutive RSUs	996	867	878	754
Weighted average number of dilutive stock options	570	573	566	729
Dilutive weighted average number of common shares	750,095	747,033	748,302	745,723

Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended September 30, 2012 were 1.1 million (September 30, 2011 — nil) and 1.1 million (September 30, 2011 — nil), respectively.

(c)                                  DIVIDENDS PAID AND DECLARED

	Three months ended		Nine months ended
	September 30,	September 30,	September30,	September 30,
	2012	2011	2012	2011
Dividends paid during the period	$40,931	$22,400	$119,086	$66,600
Dividend declared in respect of the period	$(48,062)	$33,660	$(130,692)	$78,340

Dividend paid during the period (per share)	$0.055	$0.030	$0.160	$0.090
Dividend declared in respect of the period (per share)	$0.065	$0.045	$0.175	$0.105

15.          OTHER COMPREHENSIVE INCOME AND RESERVES

(a)                                  OTHER COMPREHENSIVE INCOME

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30.
	2012	2011	2012	2011
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$(274)	$(46,463)	$(7,002)	$(126,427)
Tax impact	—	(8,468)	—	574
Reclassification of losses recorded in earnings	9,432	—	17,892	—
	9,158	(54,931)	10,890	(125,853)
Net change in fair value of hedging instruments
Change in fair value	299	(53,058)	(10,874)	(39,321)
Tax impact	(79)	13,998	2,900	10,482
	220	(39,060)	(7,974)	(28,839)
Other comprehensive income (loss)	$9,378	$(93,991)	$2,916	$(154,692)

(b)                                 RESERVES

	Nine months ended	Year ended
	September 30,	December 31,
	2012	2011
Equity reserve
Balance, beginning of period	$16,767	$30,196
Exercise of stock options and share appreciation	(1,171)	(15,441)
Issue of restricted share units	10,304	9,303
Transfer of restricted share units to share capital on vesting	(6,840)	(7,291)
Issued on acquisition of mineral interests	3,584	—
Balance, end of period	$22,644	$16,767

Hedging reserve
Balance, beginning of period	$(6,091)	$37,590
Net change in fair value of hedging instruments (i)	(7,974)	(43,681)
Balance, end of period	$(14,065)	$(6,091)

Available-for-sale reserve
Balance, beginning of period	$(15,956)	$12,137
Change in fair value of available-for-sale securities (ii)	(7,002)	(121,024)
Reclassification of losses on available-for-sale securities to earnings (iii)	17,892	92,931
Balance, end of period	$(5,066)	$(15,956)
Total reserve balance, end of period	$3,513	$(5,280)

(i)            Net of tax recovery of $2.9 million (2011 — tax expense of $0.1 million).

(ii)        Net of tax expense of $nil (2011 — tax recovery of $3.6 million).

(iii)    Net of tax expense of $nil (2011 - $nil).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Condensed Consolidated Interim Statement of Operations when the hedged transaction impacts the Condensed Consolidated Interim Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Condensed Consolidated Interim Statement of Operations.

16.          SHARE-BASED PAYMENTS

The total compensation cost relating to share-based payments for the three and nine-month periods ended September 30, 2012 were $9.9 million and $22.2 million, respectively (September 30, 2011 - $6.6 million and $13.9 million, respectively) and is comprised of the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Equity-settled plans	$3,796	$2,329	$10,305	$6,997
Cash-settled plans	6,082	4,299	11,902	6,902
Total expense recognized as compensation expense	$9,878	$6,628	$22,207	$13,899

Total carrying amount of liabilities for cash-settled arrangements (Note 11)	$35,181	$17,494	$35,181	$17,494

(a)           STOCK OPTIONS

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

Nine months ended

	September 30,		September 30,
	2012		2011
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of period	1,532	$9.90	5,490	$9.42
Exercised	(391)	10.38	(3,781)	9.24
Expired	(1)	23.79	(160)	9.47
Granted	1,156	23.79	—	—
Cancelled	(52)	9.91	—	—
Outstanding, end of period	2,244	$16.97	1,549	$9.83
Exercisable, end of period	2,244	$16.97	1,546	$9.83

The weighted average share price at date of exercise for the nine-month period ended September 30, 2012 was $17.34 (September 30, 2011 - $12.13).

Stock options outstanding and exercisable as at September 30, 2012 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	43	2.27	43	2.27
$9.00-$12.99	1,114	1.63	1,114	1.63
$17.00-$19.99	285	1.94	285	1.94
$23.00-$26.99	696	2.96	696	2.96
$33.00-$33.99	106	4.04	106	4.04
Total	2,244	2.21	2,244	2.21

(b)           DEFERRED SHARE UNITS (“DSU”)

Each DSU entitles the holder to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	September 30,	September 30,
	2012	2011
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	1,494	901
Granted	342	359
Outstanding and exercisable, end of period	1,836	1,260

The value of the DSU as at September 30, 2012 was $35.2 million (September 30, 2011 - $17.5 million). In the three and nine-month periods ended September 30, 2012, the Company recorded mark-to-market losses of $5.7 million and $6.5 million, respectively (September 30, 2011 — gains of $4.0 million and $2.6 million, respectively) which is included in other operating expenses. Expenses of $0.3 million and $5.3 million, respectively (September 30, 2011 - $0.3 million and $4.3 million, respectively) were recognised for DSU granted during the period.

(c)                                  RESTRICTED SHARE UNITS (“RSU”)

A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	September 30,	September 30,
	2012	2011
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,965	1,192
Granted	701	988
Vested and converted to common shares	(648)	(569)
Forfeited	(82)	(47)
Outstanding, end of period	1,936	1,564

In the period ended September 30, 2012, the Company credited $6.8 million (September 30, 2011 - $6.4 million) to share capital in respect of RSU that vested during the year and granted 700,599 RSU (September 30, 2011 — 568,687 RSU) with a weighted average grant date fair value of Cdn$15.66 (September 30, 2011 - Cdn$11.93). The expenses for the three and nine-month periods ended September 30, 2012 of $3.8 million and $10.3 million, respectively (September 30, 2011 - $2.3 million and $6.8 million, respectively) are included in general and administrative expenses.  The fair value of RSU as at September 30, 2012 was $14.6 million (September 30, 2011 - $9.4 million).

17.          NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

	September 30,	December 31,
	2012	2011
Agua De La Falda S.A.	$46,800	$46,800

18.              FINANCE INCOME AND EXPENSE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Interest income	$751	$3,954	$2,324	$10,940
Unrealized gain on derivatives	237	—	371	—
Realized gain on derivatives	—	—	—	1,626
Finance income	$988	$3,954	$2,695	$12,566

Unwinding of discounts on provisions	$(1,944)	$(2,066)	$(6,456)	$(6,279)
Net foreign exchange loss	(6,683)	(25,473)	(23,806)	(14,776)
Realized loss on interest rate swaps	(223)	(1,120)	(1,315)	(3,953)
Realized loss on derivatives	(20)	—	(20)	—
Interest expense on long-term debt	(2,977)	(6,698)	(7,034)	(19,271)
Bank and financing fees	(4,087)	(222)	(10,604)	(381)
Finance expense	$(15,934)	$(35,579)	$(49,235)	$(44,660)
Net finance expense	$(14,946)	$(31,625)	$(46,540)	$(32,094)

The above finance income and finance expense include the following interest income and expense in respect of asset and liabilities not recorded fair value through profit or loss:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Total interest income on financial assets	$751	$3,954	$2,324	$10,940
Total interest expense on financial liabilities	$(15,745)	$(34,459)	$(47,954)	$(40,707)

19.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 13) continue to be as follows:

(a)         Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at September 30, 2012, the Company has met all of the externally imposed financial covenants.

20.          FINANCIAL INSTRUMENTS

(a)           Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, advances and deposits, investments, long-term note receivable, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at September 30, 2012, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The following table summarizes the fair value of derivative related assets:

	September 30,	December 31,
	2012	2011
Currency contracts
Forward contracts (Note 6)	$1,858	$9,629
Less: Current portion	(1,627)	(9,629)
Non-current portion	$231	$—

The following table summarizes the fair value of components of derivative related liabilities:

	September 30,	December 31,
	2012	2011
Forward contracts	$22,445	$19,493
Interest Rate Contracts
Interest rate swaps	—	1,136
Total derivative related liabilities (Note 11)	22,445	20,629
Less: Current portion	(3,920)	(1,545)
Non-current portion	$18,525	$19,084

The following table summarizes unrealized derivative gains:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Hedge ineffectiveness
Currency and Interest rate contracts	$237	8,533	$371	8,449
	$237	$8,533	$371	$8,449

The following table summarizes realized derivative (losses) gains:

	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Currency contracts	$—	$—	$—	$1,626
Commodity contracts	(20)	—	(20)	—
	$(20)	$—	$(20)	$1,626

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized gains in the amount of $2.8 million and $16.4 million for the three and nine-month periods ended September 30, 2012, respectively (September 30, 2011 — $10.4 million and $26.9 million gains, respectively) with respect to currency derivative contracts.

The Company entered into forward contracts to hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales during the period. Included in sales are realized losses in the amount of $0.4 million and losses of $2.7 million for the three and nine-month periods ended September 30, 2012, respectively (September 30, 2011 — realized gains of $7.4 million and $12.1 million, respectively) in respect of commodity contracts.

The interest rate swaps have been accounted for as a cash flow hedge with the effective portion of the hedge of $nil and $0.8 million gains for the three and nine-month periods ended September 30, 2012 (September 30, 2011 —$7.5 million losses and $5.8 million losses, respectively) recorded in other comprehensive income. Included in finance expenses are realized losses in the amount of $0.2 million and $1.3 million for the three and nine-months periods ended September 30, 2012 (September 30, 2011 — $1.1 million and $4.0 million, respectively) with respect to the interest rate swaps. On March 30, 2012, the Company repaid 100% of the remaining balance on the revolving line of credit; as a result, the related interest rate swaps ceased to be effective on this date. The Company continues to hold the interest rate swaps until the end of their term in 2012.

The hedging reserve net balance at the end of the period is negative $14.1 million (December 31, 2011 — negative $6.1 million), of that the Company estimates that approximately $0.8 million of net losses (December 31, 2011 - $10.8 million net gains) will be reclassified to earnings over the next twelve months and after twelve months, $13.3 million of net losses (December 31, 2011 - $16.9 million net losses) will be reclassified from the hedging reserve to earnings.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 15):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Effective portion of change in fair value of hedging instruments:
Currency contracts	$299	$(45,554)	$(11,639)	$(33,499)
Interest rate contracts	—	(7,504)	765	(5,822)
Deferred income tax	(79)	13,998	2,900	10,482
	$220	$(39,060)	$(7,974)	$(28,839)

The fair value of interest rate swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	September 30,	December 31,
	2012	2011
Interest rate swaps - US dollar swaps
Not later than one year	$—	$(1,136)
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$(2,481)	$9,629
Later than one year but not later than five years	$(17,812)	$(16,205)
US$ to Mexican Peso
Not later than one year	$188	$(410)
Later than one year but not later than five years	$(482)	$(2,879)

(b)           CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company. There has been no change in the Company’s objectives and policies for managing this risk during the nine months ended September 30, 2012.

The following table summarizes the details of the currency hedging program as at September 30, 2012:

(Quantities in thousands)

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2012	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at September 30, 2012
2012	77,336	2.1917	2.0311	2012	37,500	13.3200	12.8274
2013	332,712	2.0550	2.0311	2013	156,000	13.3200	12.8274
2014	372,360	2.0240	2.0311	2014	156,000	13.3200	12.8274
2015	79,008	2.2857	2.0311	2015	65,000	13.3200	12.8274
	861,416	2.0720	2.0311		414,500	13.3200	12.8274

(c)           COMMODITY PRICE RISK

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations.

(d)           INTEREST RATE RISK

At September 30, 2012, all of the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)           CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings. There has been no change in the Company’s objectives and policies for managing this risk during the nine months ended September 30, 2012.

(f)                                    LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 19. Contractual maturities relating to contractual commitments are included in Note 24 and relating to long-term debt is included in Note 13.

21.          INCOME TAXES

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Consolidated Interim Statements of Operations:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Earnings before income taxes	$205,663	$198,151	$552,728	$665,022
Canadian statutory tax rate (i)	26.50%	28.25%	26.50%	28.25%

Expected income tax expense	54,501	55,978	146,473	187,868
Impact of lower (higher) foreign tax rates	6,126	(30,123)	17,880	(41,918)
Change in foreign tax rates (ii)	86,180	—	81,590	—
Unrecognized deferred tax assets	716	10,345	19,799	10,733
Interest and penalties	(29)	(232)	53	—
Permanent differences	15,994	7,826	20,268	14,874
Unrealized foreign exchange on intercompany debt	(17)	(13,180)	(2,753)	(6,282)
Unrealized foreign exchange	2,737	50,957	28,322	41,813
Adjustment for prior years	5,386	—	(8,065)	—
Other	(25,896)	813	(23,741)	(762)
Income tax expense	$145,698	$82,384	$279,826	$206,326

Income tax expense is represented by:
Current income tax expense	$46,810	$52,442	$159,351	$180,750
Deferred income tax (recovery) expense	98,888	29,942	120,475	25,576
Net income tax expense	$145,698	$82,384	$279,826	$206,326

(i)                                     The change in the Canadian statutory rate over the prior period is a result of a reduction in the federal and provincial tax rates.

(ii)                                  On September 27, 2012 the Chilean government substantively enacted an increase in the Chilean Category 1 income tax rate to 20% that is effective from January 1, 2012. The increase in the tax rate resulted in a remeasurement of relevant deferred tax balances during the quarter.

22.          SUPPLEMENTARY CASH FLOW INFORMATION

(a) NON-CASH INVESTING AND FINANCING TRANSACTIONS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Interest capitalized to assets under construction	$8,584	$5,948	$22,579	$11,958
Issue of common shares on vesting of RSU (Note 16(c))	$56	$36	$6,840	$6,398
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$875	$481	$1,171	$15,293
Issue of common shares and deferred consideration on acquisition of mineral interests (Note 4)	$90,087	$—	$90,087	$—
Fair value of stock option assumed (Note 4)	$3,584	$—	$3,584	$—
Shares received as consideration of settlement of notes receivable	$—	$—	$—	$74,247

(b)           NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Net (increase) decrease in:
Trade and other receivables	$(11,261)	$(6,172)	$(4,144)	$(21,598)
Inventories	(8,804)	(5,011)	(38,228)	(34,022)
Other assets	24,362	14,449	16,763	(4,625)
Net increase (decrease) in:
Trade payable and other payables	71,866	5,598	58,977	(8,084)
Other current liabilities	5,628	(391)	13,550	880
Removal of movement in above related to foreign exchange	(4,428)	3,273	(3,624)	8,442
	$77,363	$11,746	$43,294	$(59,007)

Changes in non-cash working capital items are net of items related to Property, Plant and Equipment.

23.          OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and other segment, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Effective February 1, 2012, the Mercedes mine completed commissioning upon achieving sustainable levels of operations based on the Company’s qualitative and quantitative factors. At the completion of commissioning, all assets under construction related to Mercedes were reclassified to depletable producing properties and land, building, plant and equipment, and its financial results were incorporated into the consolidated financial results. This event changed the composition of the Company’s reportable segments since the most recent Consolidated Annual Financial Statements such that Mexico is now a reportable segment on its own. The Canada segment became “Canada and other”. The corresponding information for prior periods was restated accordingly.

Property, plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

September 30, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,133,811	$4,776,401	$2,783,510	$267,537	$13,525	$9,974,784
Goodwill and intangibles	$55,000	$13,903	$—	$—	$938	$69,841
Investment in associate	$—	$—	$201,598	$—	$—	$201,598
Non-current assets	$2,325,123	$4,806,003	$3,039,977	$267,581	$105,974	$10,544,658
Total assets	$2,672,744	$4,661,285	$3,143,479	$561,176	$457,233	$11,495,917
Total liabilities	$(507,240)	$(1,317,235)	$(871,436)	$(27,286)	$(1,044,292)	$(3,767,489)

December 31, 2011	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$1,796,744	$4,708,566	$2,291,626	$232,208	$14,950	$9,044,094
Goodwill and intangibles	$55,000	$14,744	$—	$—	$938	$70,682
Investment in associate	$—	$—	$169,102	$—	$—	$169,102
Non-current assets	$1,990,788	$4,752,122	$2,549,633	$232,252	$142,493	$9,667,288
Total assets	$2,414,878	$4,825,723	$2,626,518	$500,954	$401,867	$10,769,940
Total liabilities	$(532,067)	$(1,253,196)	$(822,944)	$(21,320)	$(648,890)	$(3,278,417)

SEGMENT OPERATING EARNINGS

Three months ended

September 30, 2012	Brazil	Chile	Argentina	Mexico	Canada and other	Total
Revenues	$207,609	$—	$—	$—	$404,198	$611,807
Inter-segment revenue	52,479	233,307	65,094	53,318	(404,198)	—
Total segment revenue	260,088	233,307	65,094	53,318	—	611,807
Cost of sales excluding depletion, depreciation and amortization	(109,336)	(77,495)	(26,783)	(18,046)	—	(231,660)
Gross margin	150,752	155,812	38,311	35,272	—	380,147
Depletion, depreciation and amortization	(28,791)	(50,323)	(13,282)	(8,593)	—	(100,989)
Mine operating earnings	$121,961	$105,489	$25,029	$26,679	$—	$279,158
Equity earnings	$—	$—	$20,644	$—	$—	$20,644
Income tax expense	$(19,492)	$(104,520)	$(9,284)	$(4,112)	$(8,290)	$(145,698)
Capital expenditures	$182,454	$48,994	$401,195	$9,042	$7,349	$649,034

Nine months ended

September 30, 2012	Brazil	Chile	Argentina	Mexico	Canada and other	Total
Revenues	$605,857	$—	$—	$—	$1,101,400	$1,707,257
Inter-segment revenue	120,590	655,968	176,527	148,315	(1,101,400)	—
Total segment revenue	726,447	655,968	176,527	148,315	—	1,707,257
Cost of sales excluding depletion, depreciation and amortization	(296,321)	(216,882)	(61,049)	(50,274)	—	(624,526)
Gross margin	430,126	439,086	115,478	98,041	—	1,082,731
Depletion, depreciation and amortization	(78,027)	(145,579)	(39,739)	(20,199)	—	(283,544)
Mine operating earnings	$352,099	$293,507	$75,739	$77,842	$—	$799,187
Equity earnings	$—	$—	$32,496	$—	$—	$32,496
Income tax expense	$(94,444)	$(141,922)	$(32,574)	$(8,138)	$(2,748)	$(279,826)
Capital expenditures	$456,988	$196,675	$452,006	$47,284	$15,535	$1,168,488

Three months ended

September 30, 2011	Brazil	Chile	Argentina	Mexico	Canada and other	Total
Revenues	$223,842	$—	$—	$—	$331,369	$555,211
Inter-segment revenue	—	271,041	60,328	—	(331,369)	—
Total segment revenue	223,842	271,041	60,328	—	—	555,211
Cost of sales excluding depletion, depreciation and amortization	(98,921)	(74,019)	(16,489)	—	—	(189,429)
Gross margin	124,921	197,022	43,839	—	—	365,782
Depletion, depreciation and amortization	(26,425)	(53,171)	(14,023)	—	—	(93,619)
Mine operating earnings	$98,496	$143,851	$29,816	$—	$—	$272,163
Equity earnings	$—	$—	$9,425	$—	$—	$9,425
Income tax expense	$(38,026)	$(36,303)	$(16,124)	$—	$8,069	$(82,384)
Capital expenditures	$107,520	$61,163	$24,724	$36,932	$919	$231,258

Nine months ended

September 30, 2011	Brazil	Chile	Argentina	Mexico	Canada and other	Total
Revenues	$723,496	$59,274	$—	$—	$821,801	$1,604,571
Inter-segment revenue	—	651,531	170,270	—	(821,801)	—
Total segment revenue	723,496	710,805	170,270	—	—	1,604,571
Cost of sales excluding depletion, depreciation and amortization	(287,761)	(195,713)	(54,834)			(538,308)
Gross margin	435,735	515,092	115,436			1,066,263
Depletion, depreciation and amortization	(74,682)	(145,122)	(43,344)			(263,148)
Mine operating earnings	$361,053	$369,970	$72,092	$	$	$803,115
Equity earnings	$—	$—	$37,750	$—	$—	$37,750
Income tax expense	$(106,494)	$(77,544)	$(25,668)	$—	$3,380	$(206,326)
Capital expenditures	$239,322	$153,368	$56,736	$88,752	$2,654	$540,832

24.          CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	September 30,	December 31,
	2012	2011
Within 1 year	$420,005	$316,726
Between 1 to 3 years	311,777	223,694
Between 3 to 5 years	71,049	9,586
After 5 years	10,795	6,219
	$813,626	$556,225

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	September 30,	December 31,
	2012	2011
Within 1 year	$5,074	$4,980
Between 1 to 3 years	6,774	6,573
Between 3 to 5 years	4,163	4,622
After 5 years	1,271	1,948
	$17,282	$18,123

25.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the Consolidated Annual Financial Statements of the Company.

	September 30,	December 31,
	2012	2011
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities	$177,000	$177,000
	$177,000	$177,000

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgement rejecting the claim. The plaintiff appealed this judgement and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgement at appellate courts. There have not been any significant developments on this matter during the current year.

*************